ROYALE ENERGY, INC.

7676 Hazard Center Drive

Suite 1500

San Diego, California 92108

Telephone 619-881-2800

Facsimile 619-881-2899

August 31, 2009

VIA FAX (703-813-6982)

And EDGAR TRANSMISSION

Securities and Exchange Commission

Washington, D.C. 20549-7010

Attention: John Lucas, Mail Stop 7010

RE:	Royale Energy, Inc.

Registration Statement on Form S-3/A

Filed August 21, 2009

File No. 333-158707

Dear Mr. Lucas:

Royale Energy, Inc., requests, pursuant to Rule 461, that the Commission accelerate to 3:00 p.m. Eastern Time, on Wednesday, September 2, 2009, or as soon thereafter as practicable, the date on which the referenced registration statement on Form S-3 shall become effective.

In making this request, we acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company form its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Royale Energy, Inc.

/s/ Stephen M. Hosmer

By: Stephen M. Hosmer

Co-President, Co-Chief Executive Officer and

Chief Financial Officer